# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: APi Group Corporation, CIK 0001796209
CUSIP: 00187Y100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1100 Old Highway 8 NW, New Brighton, Minnesota (MN), 55112
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001193125-20-126439
Filed by CIK 0000940603
Persons authorized to receive notices and communications: Mariposa Acquisition IV, LLC, c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida (FL), 33139, (786) 482-6333

## Reporting persons
- Sir Martin E. Franklin (CIK 0000940603): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 12,779,049; shared voting power 18,425,754; sole dispositive power 0; shared dispositive power 18,425,754; aggregate amount beneficially owned 31,204,803 (11.1% of the class)
- Mariposa Acquisition IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,017,653; sole dispositive power 0; shared dispositive power 4,017,653; aggregate amount beneficially owned 4,017,653 (1.4% of the class)
- MEF Holdings, LLLP (CIK 0001725761): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 14,045,860; sole dispositive power 0; shared dispositive power 14,045,860; aggregate amount beneficially owned 14,045,860 (5.1% of the class)
- Brimstone Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 362,241; sole dispositive power 0; shared dispositive power 362,241; aggregate amount beneficially owned 362,241 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: APi Group Corporation
Address of issuer's principal executive offices: 1100 Old Highway 8 NW, New Brighton, Minnesota (MN), 55112
Comment: This Amendment No. 7 (the "Amendment") amends the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the "Commission") on April 29, 2020 (as amended by Amendment No. 1, filed on January 5, 2021, Amendment No. 2, filed on September 20, 2021, Amendment No. 3, filed on January 5, 2022, Amendment No. 4, filed on January 3, 2024, Amendment No. 5, filed on April 19, 2024 and Amendment No. 6, filed on November 14, 2024, the "Statement") with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of APi Group Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1100 Old Highway 8 NW, New Brighton, MN 55112. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

## Item 2. Identity and Background
Name of person filing:
This Statement is being jointly filed by Sir Martin E. Franklin ("Sir Martin"), MEF Holdings, LLLP, a Delaware limited liability limited partnership ("MEF Holdings"), Brimstone Investments LLC, a Delaware limited liability company ("Brimstone") and Mariposa Acquisition IV, LLC, a Delaware limited liability company ("Mariposa" and together with Sir Martin, MEF Holdings and Brimstone, collectively referred to as the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. MEF Holdings, the general partner of which is wholly-owned by the Martin E. Franklin Revocable Trust of which Sir Martin is the sole settlor and trustee, holds a limited liability company interest in Mariposa. Mariposa is a private investment vehicle of Sir Martin, who is the manager of Mariposa. Brimstone is a private investment vehicle of which, as of December 31, 2024, Sir Martin became the manager and which is wholly-owned by a trust of which Sir Martin is among the beneficiaries).
The Statement previously included certain additional individuals and entities as Reporting Persons who each own less than 5.0% of the shares of Common Stock and are not Reporting Persons for purposes of this Statement.
Residence or business address: The business address of each of the Reporting Persons is c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida 33139
Present principal occupation or employment: The present principal business of each of Mariposa, MEF Holdings and Brimstone, is that of a private investment entity, engaged in the purchase and sale of securities for investment for its own account. Sir Martin directs the voting and investment activities of Mariposa, Brimstone and MEF Holdings.
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mariposa, Brimstone and MEF Holdings are organized under the laws of Delaware and Sir Martin is a citizen of the United Kingdom.

## Item 4. Purpose of Transaction
Purpose of transaction:
The second paragraph of Item 4 of Amendment No. 1 to the Statement is hereby restated as follows:

Sir Martin entered into an Irrevocable Proxy Agreement on January 5, 2021 (the "Proxy Agreement") with each of Ian G.H. Ashken ("Ashken"), James E. Lillie ("Lillie") and Robert A. Franklin ("R. Franklin") pursuant to which each of them granted Sir Martin an irrevocable proxy to vote, for so long as Sir Martin serves as a director on the Issuer Board (the "Proxy Term"), all shares of Common Stock beneficially owned, directly or indirectly, by each of them (i) as of the date of the Proxy Agreement and (ii) that may be acquired after the date of the Proxy Agreement (in each case, to the extent that each of them has the power to vote or direct the vote of such shares of Common Stock). Sir Martin has sole power to vote or direct the vote of the shares of Common Stock subject to the Voting Agreement. On December 31, 2024, Sir Martin notified R. Franklin that the Proxy Agreement with respect to R. Franklin's shares of Common Stock was terminated effective on the date thereof (the "Termination"), and as a result, Sir Martin no longer beneficially owns such shares.

The foregoing description of the Proxy Agreement is qualified in its entirety by reference to the Proxy Agreement, which is filed as Exhibit E to the Statement and is incorporated herein by reference.

Item 4 of the Statement is hereby amended by the addition of the following:

On December 31, 2024, the Issuer declared, and on January 2, 2025, Mariposa was issued, 2,543,662 shares of Common Stock by the Issuer (the "2024 Dividend Shares") as a dividend on its Series A Preferred Stock. The number of 2024 Dividend Shares issued was based on the share price appreciation of the Common Stock as described in the Issuer's certificate of incorporation. Effective as of January 3, 2025, Mariposa (i) transferred an aggregate of 10,987 shares of Common Stock to employees of an affiliate of Mariposa for services provided and (ii) distributed the 2024 Dividend Shares to its members pursuant to its governing documents, including 978,958 shares of Common Stock to MEF Holdings, 362,241 shares of Common Stock to Brimstone, and 483,323 shares of Common Stock to each of Ashken and Lillie, or their affiliated entities, for no consideration (the "2025 Distribution") (all of which Shares are not subject to the Voting Agreement).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) - (b) of the Statement are hereby amended and restated in their entirety as follows:
(a)-(b)As of the date hereof, Sir Martin beneficially owns 31,204,803 shares of Common Stock (which includes Series A Preferred Stock convertible into Common Stock within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 18,425,754 shares of Common Stock (which includes 4,000,000 shares of Series A Preferred Stock convertible into 4,000,000 shares of Common Stock within 60 days) controlled or held, directly or indirectly, by one or more of the Franklin Reporting Persons and (ii) sole power to vote, or to direct the vote, of 12,779,049 shares of Common Stock pursuant to the Voting Agreement. Each of Sir Martin, MEF Holdings, Brimstone and Mariposa has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 18,425,754, 14,045,860, 362,241 and 4,017,653 shares Common Stock (which includes Series A Preferred Stock convertible into Common Stock within 60 days), respectively. The shares beneficially owned by Sir Martin consist of (i) 14,045,860 shares of Common Stock held directly by MEF Holdings (or approximately 5.1%), (ii) 362,241 shares of Common Stock held directly by Brimstone (or approximately 0.1%), (iii) 4,000,000 shares of Series A Preferred Stock held by Mariposa that are convertible at any time at the option of the holder into the same number of shares of Common Stock and 17,653 shares of Common Stock held directly by Mariposa (or approximately 1.4% in the aggregate), and (iv) 12,779,049 shares of Common Stock which Sir Martin has the sole power to vote pursuant to the Proxy Agreement (or approximately 4.5%). The percentages are calculated pursuant to Rule 13d-3(d) of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5 (a)
Transactions in the class effected during the past sixty days: Paragraph (c) of the Statement is amended to add the following: Except as otherwise described herein (or previously described in the Statement), no other transactions were effected by the Reporting Persons in the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit D - Joint Filing Agreement among the Reporting Persons, dated January 3, 2025.
Exhibit E - 2021 Proxy Agreement, dated January 5, 2021 (incorporated by reference to Exhibit E to the Statement filed by the Reporting Persons with respect to the Issuer on January 5, 2021).

## Signatures
- Sir Martin E. Franklin: /s/ Martin E. Franklin, Sir Martin E. Franklin (01/03/2025)
- Mariposa Acquisition IV, LLC: /s/ Martin E. Franklin, Name: Sir Martin E. Franklin Title: Manager (01/03/2025)
- MEF Holdings, LLLP: /s/ Martin E Franklin, By: MEF Holdings, LLC, its general partner By: Mariposa Capital, LLC, the manager of MEF Holdings, LLC; Name: Sir Martin E. Franklin Title: CEO (01/03/2025)
- Brimstone Investments LLC: /s/ Martin E. Franklin, Name: Sir Martin E. Franklin Title: Manager (01/03/2025)